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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August, 2004

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - August 13, 2004
UNAUDITED FINANCIALS FOR THE QUARTER ENDED JUNE 30, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2004
FORM 52-109FT2 CERTIFICATION OF INTERIM FILINGS - CEO
FORM 52-109FT2 CERTIFICATION OF INTERIM FILINGS - CFO

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE

Toronto, Ontario - August 13, 2004 - Consolidated Mercantile Incorporated (TSX - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports second quarter financial results

In March 2004, Consolidated Mercantile Incorporated ("CMI") completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"). After giving effect to this sale, CMI owns 23% of the common shares of Polyair. Polyair's fiscal year end is October 31, and accordingly, the unaudited Consolidated Statement of Operations for the six months ended June 30, 2004 includes the results of Polyair for the four months ended February 2004. As CMI and Polyair no longer have a parent-subsidiary relationship, the investment in Polyair is now accounted for using the Equity Method.

Revenues for the period ended June 30, 2004 decreased 19% to approximately $89.5 million from $110.1 million in 2003. The decrease in sales was as a result of the deconsolidation of Polyair. Sales for the second quarter reflect the consolidation of Distinctive Designs Furniture Inc., the Company's furniture manufacturing subsidiary. Net Earnings for the period, which includes the gain on sale of the investment in Polyair, increased to $6.0 million compared to $941,325 in the preceding year. Earnings per share for the six month was $1.20 compared with $0.18 in the comparable 2003 period.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED

                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)
-------------------------------------------------------------------------------

                                                     June 30,       December 31,
                                                       2004              2003
              A S S E T S
Cash and cash equivalents                      $  16,707,478      $   1,475,320
Short-term investments                                85,016             84,277
Accounts and notes receivable                      6,994,647         37,622,193
Due from joint venture                                  --            1,089,135
Income taxes receivable                              227,704            178,581
Inventories                                        6,369,152         45,256,246
Prepaid expenses                                     176,962          2,988,216
Future income taxes                                     --            1,967,300
                                               -------------      -------------

                                                  30,560,959         90,661,268

INVESTMENTS                                       10,414,701            496,714

PROPERTY, PLANT AND EQUIPMENT                      1,995,315         52,075,544

FUTURE INCOME TAXES                                  488,800          2,184,916

INTANGIBLE AND OTHER ASSETS                          118,720          3,663,662

                                               -------------      -------------

                                               $  43,578,495      $ 149,082,104
                                               =============      =============



              L I A B I L I T I E S
CURRENT
Bank indebtedness                              $   4,504,868      $  19,727,764
Accounts payable and accruals                      3,254,879         40,127,699
Income taxes payable                               2,586,500          2,648,998
Future income taxes                                     --               81,751
Current portion of long-term debt                       --            6,200,731
                                               -------------      -------------

                                                  10,346,247         68,786,943

LONG-TERM DEBT                                     1,087,500         28,137,868

NON-CONTROLLING INTEREST                           3,418,914         25,384,536

FUTURE INCOME TAXES                                  170,300          4,960,648
                                               -------------      -------------

                                                  15,022,961        127,269,995
                                               -------------      -------------




              S H A R E H O L D E R S' E Q U I T Y



CAPITAL STOCK                                      2,592,846          2,597,658

CONTRIBUTED SURPLUS                                   59,411             59,411

CUMULATIVE TRANSLATION ACCOUNT                      (667,451)        (1,474,768)

RETAINED EARNINGS                                 26,570,728         20,629,808
                                               -------------      -------------
                                                  28,555,534         21,812,109
                                               -------------      -------------

                                               $  43,578,495      $ 149,082,104
                                               =============      =============

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                                   (Unaudited)

-----------------------------------------------------------------------------

                                                                Six months ended June 30            Three months ended June 30
                                                                2004              2003                2004             2003

SALES                                                     $  89,464,210      $ 110,062,735      $  12,733,202      $  59,286,224

COST OF SALES                                                71,428,089         82,854,749         10,626,516         44,387,207
                                                          -------------      -------------      -------------      -------------
                                                             18,036,121         27,207,986          2,106,686         14,899,017
                                                          -------------      -------------      -------------      -------------
OTHER INCOME
Interest income                                                  71,341             34,123             50,672             26,288
                                                          -------------      -------------      -------------      -------------

EXPENSES
Selling and administrative                                   17,146,288         18,351,809          1,957,054          9,137,012
                                                          -------------      -------------      -------------      -------------

EARNINGS FROM OPERATIONS                                        961,174          8,890,300            200,304          5,788,293

Amortization                                                  3,126,959          4,526,902            154,890          2,208,342
Interest on long-term debt                                      398,097            778,701             16,317            396,785
                                                          -------------      -------------      -------------      -------------
                                                              3,525,056          5,305,603            171,207          2,605,127
                                                          -------------      -------------      -------------      -------------

EARNINGS (LOSS) BEFORE THE UNDERNOTED                        (2,563,882)         3,584,697             29,097          3,183,166

Gain on sale of investment in consolidated subsidiary         8,903,088               --                 --                 --
                                                          -------------      -------------      -------------      -------------

EARNINGS BEFORE INCOME TAXES                                  6,339,206          3,584,697             29,097          3,183,166

Income taxes                                                  1,471,183          1,517,810            (71,000)         1,327,369
                                                          -------------      -------------      -------------      -------------

EARNINGS BEFORE THE FOLLOWING                                 4,868,023          2,066,887            100,097          1,855,797

Non-controlling interest                                        772,171         (1,131,161)            (8,353)        (1,048,303)
Equity in earnings of investees                                 393,898              5,599            392,982              2,781
Loss on dilution of investment in equity investee               (29,473)              --                 --                 --
                                                          -------------      -------------      -------------      -------------
                                                              1,136,596         (1,125,562)           384,629         (1,045,522)
                                                          -------------      -------------      -------------      -------------

NET EARNINGS FOR THE PERIOD                                   6,004,619            941,325            484,726            810,275

RETAINED EARNINGS, beginning of period                       20,629,808         18,207,460         26,149,701         18,338,510

Excess of cost of shares purchased for cancellation
  over stated value                                             (63,699)          (446,211)           (63,699)          (446,211)
                                                          -------------      -------------      -------------      -------------

RETAINED EARNINGS, END OF PERIOD                          $  26,570,728      $  18,702,574      $  26,570,728      $  18,702,574
                                                          =============      =============      =============      =============


EARNINGS PER SHARE
    Basic                                                 $        1.20      $        0.18      $        0.10      $        0.16
    Diluted                                               $        1.10      $        0.17      $        0.09      $        0.15

Weighted average number of common shares
    Basic                                                     5,002,364          4,863,810          5,083,013          4,863,810
    Diluted                                                   5,468,285          5,267,775          5,530,016          5,193,809

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statement do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2003.

In March 2004, the Company sold a portion of its investment in Polyair Inter Pack Inc. ("Polyair"), the Company's specialty cover and packaging subsidiary, reducing its investments to 23%. These unaudited consolidated financial statements include the consolidation of the results of operations of Polyair up to the time of disposition (four month period ended February 2004 compared to the three month period ended January 31, 2003 in the prior year). As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on the equity basis. The Company continues to consolidate the results of Distinctive Designs Furniture Inc., the Company's furniture manufacturing subsidiary.

                                  CONSOLIDATED
                            MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)
--------------------------------------------------------------------------------

                                                                      Six months ended June 30        Three months ended June 30
                                                                       2004            2003            2004            2003
OPERATING ACTIVITIES
Net earnings for the period                                      $  6,004,619    $    941,325        $    484,726    $    810,275
Amortization                                                        3,126,959       4,526,902             154,890       2,208,342
Gain on sale of investment in consolidated subsidiary              (8,903,088)           --                  --              --
Future income taxes                                                  (109,000)        (39,100)            (71,000)        (29,000)
Non-controlling interest                                             (772,171)      1,131,161               8,353       1,048,303
Equity in earnings of investees                                      (393,898)         (5,599)           (392,982)         (2,781)
Loss on dilution of investment in equity investee                      29,473            --                  --              --
Disposal (purchase) of short-term investments                            (738)          2,503               1,256          (2,965)
                                                                 ------------    ------------        ------------    ------------
                                                                   (1,017,844)      6,557,192             185,243       4,032,174
Change in non-cash components of working capital                   (2,481,452)    (12,693,972)         (2,538,186)     (9,653,171)
Net cash flows of deconsolidated subsidiary                        (1,669,723)           --                  --              --
                                                                 ------------    ------------        ------------    ------------
                                                                   (5,169,019)     (6,136,780)         (2,352,943)     (5,620,997)
                                                                 ------------    ------------        ------------    ------------
FINANCING ACTIVITIES
Increase in bank indebtedness                                       2,089,868      13,914,271           1,536,875      11,289,642
Issuance of common shares                                                --           262,500                --           262,500
Issuance of shares by consolidated subsidiary                            --             6,000                --              --
Purchase of common shares for cancellation                            (68,511)       (473,139)            (68,511)       (473,139)
Purchase of shares by consolidated subsidiary for cancellation           --          (994,800)               --              --
Proceeds from long-term debt                                             --           250,000                --           250,000
Repayment of long-term debt                                          (674,623)     (2,268,803)               --        (1,177,538)
                                                                 ------------    ------------        ------------    ------------
                                                                    1,346,734      10,696,029           1,468,364      10,151,465
                                                                 ------------    ------------        ------------    ------------
INVESTING ACTIVITIES
Proceeds on disposal of investment                                 20,283,465            --                  --              --
Cash disposed of on deconsolidation of subsidiary                  (1,170,886)           --                  --              --
Purchase of and deposits on property, plant and equipment             (58,136)     (6,512,852)            (38,949)     (3,517,397)
Due from joint venture                                                   --          (589,239)               --           (71,570)
                                                                 ------------    ------------        ------------    ------------
                                                                   19,054,443      (7,102,091)            (38,949)     (3,588,967)
                                                                 ------------    ------------        ------------    ------------

Effect of foreign currency translation on cash balances                  --        (2,237,930)               --        (1,715,510)
                                                                 ------------    ------------        ------------    ------------

CHANGE IN CASH POSITION                                            15,232,158      (4,780,772)           (923,528)       (774,009)

Cash position at beginning of period                                1,475,320       5,600,840          17,631,006       1,594,077
                                                                 ------------    ------------        ------------    ------------

CASH POSITION AT END OF PERIOD                                   $ 16,707,478    $    820,068        $ 16,707,478    $    820,068
                                                                 ============    ============        ============    ============

Supplemental cash flow information:
Income taxes paid                                                $    776,271    $  4,614,620        $     60,484    $    383,433
Interest paid, net                                               $    897,970    $    922,929        $     61,204    $    602,770


         Segmented information
      (in thousands of dollars)                                    Six months ended June 30             Three months ended June 30
                                                                     2004            2003                 2004          2003
        Net sales                         Packaging Products     $  40,824       $  64,981            $       -       $  32,837
                                          Pool Products             25,542          19,734                    -          13,846
                                          Furniture                 23,098          25,348               12,733          12,603
                                                                  ---------       ---------            ---------       ---------
                                                                 $  89,464       $ 110,063            $  12,733       $  59,286
                                                                  ---------       ---------            ---------       ---------

        Operating profit (loss)           Packaging Products     $   6,781       $  11,308            $       -       $   5,717
                                          Pool Products             (2,313)          1,371                    -           2,047
                                          Furniture                    (51)            578                  212             307
                                                                  ---------       ---------            ---------       ---------
                                                                 $   4,417       $  13,257            $     212       $   8,071
                                                                  ---------       ---------            ---------       ---------

        Capital expenditures              Packaging Products     $       -       $   5,105            $       -       $   2,659
                                          Pool Products                  -             490                    -             357
                                          Furniture                     58             493                   39             393
                                          Corporate                      -             424                    -             108
                                                                  ---------       ---------            ---------       ---------
                                                                 $      58       $   6,512            $      39       $   3,517
                                                                  ---------       ---------            ---------       ---------

        Identifiable assets               Packaging Products     $       -       $  73,276
                                          Pool Products                  -          27,969
                                          Furniture                 15,706          14,969
                                          Corporate                 27,872          11,245
                                                                  ---------       ---------
                                                                 $  43,578       $ 127,459
                                                                  ---------       ---------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2004


In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary, to Glencoe Capital LLC
("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows us to build on our expanded equity base.

The financial results for Polyair have been consolidated up to the date of sale. Polyair's fiscal year end is October 31 and, accordingly, the unaudited Consolidated Statement of Operations for the six months ended June 2004 includes the results of Polyair for the four months ended February 29, 2004. The Company and Polyair no longer have a parent-subsidiary relationship. Commencing March 2004, the Company's 23% interest in Polyair is being accounted for using the Equity Method and, accordingly, the assets and liabilities of Polyair are not reflected in the Company's June 30, 2004 unaudited Consolidated Balance Sheet. The Company's equity holding in Polyair is shown under Investments.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The increase in the working capital ratio and the decrease in working capital resulted from the Company's recent sale of part of its holdings in Polyair and the deconsolidation thereof. The Company's working capital amounted to $20.2 million at June 30, 2004 compared to $21.9 million at December 31, 2003. The ratio of current assets to current liabilities was 2.95:1 at June 30, 2004 and 1.32:1 at December 31, 2003.

Accounts Receivable decreased by $30.6 million from December 31, 2003 to $7.0 million and Inventories decreased by $38.9 to $6.4 million during the same period. Accounts Payable decreased by $36.9 million from December 31, 2003 to $3.3 million. The Company's total debt decreased to $5.6 million as at June 30, 2004, compared to $54.1 million at December 31, 2003. These substantial decreases were a result of the deconsolidation of Polyair.

Accounts Receivable for Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, increased by approximately $1.0 million from December 31, 2003. This increase was attributable to sales generated at the end of the second quarter of 2004. Distinctive's Inventories at June 30, 2004 increased by approximately $700,000 from December 31, 2003 due to increased inventory levels required to service expected customer demand. Accounts Payable, excluding the decrease resulting from the deconsolidation of Polyair, decreased by approximately $1 million. This decrease was due to the payment of trade payables.

During the six months ended June 30, 2004, the Company's cash position increased by $15.2 million to $16.7 million from $1.5 million at December 31, 2003. The increase was due to the following:

- Operating Activities, inclusive of Polyair until the date of sale, decreased cash by $5.2 million as a result of cash utilized in operations;

- Financing Activities, net of approximately $0.7 million in the repayment of long-term debt, increased cash by approximately $1.3 million; and

- Investing Activities increased cash by $19.1 million as a result of the proceeds received from the sale of Polyair shares. The increase was partially offset by $1.2 million in cash disposed of on the deconsolidation of Polyair.

As at June 30, 2004, Distinctive had unused available borrowing capacity of approximately $5.5 million under its credit facility.


The  following   table   summarizes  the  Company's   consolidated   contractual
obligations as at June 30, 2004:


                                                    Less than                                      After
                                   Total             1 year      1 to 3 years     4-5 years      5 years
Long-term Debt                  $1,087,500            $ Nil       $  550,000       $Nil       $  537,500

Lease Obligations               $2,989,728       $1,124,301       $1,865,427       $Nil            $ Nil

Total Contractual Obligations   $4,077,228       $1,124,301       $2,415,427       $Nil       $  537,500


RESULTS OF OPERATIONS

The following tables set forth items derived from the unaudited consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters:

Fiscal 2004                            First          Second
                                       Quarter       Quarter

Sales                                $   76,731    $   12,733

Net earnings                              5,519          485

Earnings per share

   Basic                             $     1.12    $    0.10
   Diluted                           $     1.02    $    0.09



Fiscal 2003                     First       Second         Third       Fourth
                               Quarter      Quarter       Quarter       Quarter

       Sales                   $50,777      $59,286       $78,970       $65,479

       Net earnings                131          810           936           992
       Earnings per share
                Basic            $0.02        $0.16         $0.19         $0.20
                Diluted          $0.02        $0.15         $0.17         $0.18



Fiscal 2002                         Third            Fourth
                                    Quarter          Quarter

         Sales                      $60,583          $67,663
         Net earnings                   845            1,317
         Earnings per share
                  Basic               $0.17            $0.26
                  Diluted             $0.15            $0.23

-------------------------------------------------------------------------

Six Months ended June 30, 2004

Sales

Sales for the three months ended June 30, 2004 were $12.7 million, a decrease of
46.6 million as compared to $59.3 million for the second quarter of fiscal 2003. Sales for the six months ended June 30, 2004 were $89.5 million, a decrease of $20.6 million as compared to $110.1 million for the first six months of fiscal 2003. These substantial decreases were as a result of the deconsolidation of Polyair. Commencing March 2004, Polyair is being accounted for using the equity method and, accordingly, revenues and expenses from this investment are no longer recorded. Furniture sales for the first six months decreased as a result of the difficult environment for retailers.

Gross Margins

Gross margin as a percentage of sales decreased to 16.5% for the second quarter of 2004 compared with 25.1% for the comparable 2003 period. The decrease in gross margin percentage in the second quarter of 2004 was as a result of the deconsolidation of Polyair. Gross margin as a percentage of sales decreased to 20.2% for the six months ended June 30 2004 compared with 24.7% for the comparable 2003 period. The gross margin decrease for the six months ended June 30, 2004 was due to the first quarter increase in cost of certain raw materials, the infrastructure costs related to the Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair and the deconsolidation of Polyair.

Selling and Administrative Expenses

Selling and administrative expenses decreased during the second quarter of 2004 as compared to the second quarter of fiscal 2003 due to the deconsolidation of Polyair. Selling and administrative expenses as a percentage of sales were 15.4% for the second quarter of 2004 and 2003. Selling and administrative expenses as a percentage of sales for the six months ended June 30, 2004 were 19.2%, compared to 16.7% for the comparable 2003 period. The increase was due to first quarter increases in personnel and related expenses required to support the new Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair.

Other Expenses
During the second quarter of 2004 and 2003 the Company incurred other expenses of $171,207 and $2.6 million respectively. Other expenses amounted to $3.5 million for the first six months of 2004 as compared to $5.3 million for the comparable 2003 period. The substantial decease was due to the deconsolidation of Polyair as previously noted.

Gain on Sale of Investment
In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20,283,465 resulting in a gain of $8,903,088.

Income Tax Provision
The effective tax rate decreased to 23.2% for the first six months of 2004, compared to 42.3% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to the capital gain tax treatment on the gain on sale of the investment in Polyair and certain non-deductible expenses.

Equity Earnings
Equity in earnings amounted to $392,982 for the second quarter of 2004 as compared to $2,871 for the comparable 2003 period. Equity in earnings for the first six months of 2004 was $393,898 as compared to $5,599 for the six months ended June 30, 2003. The increase was due to the inclusion of the Company's share of equity in earnings in Polyair for the months of March and April 2004.

Net Earnings
The Company reported net earnings of $6,004,619 in the six months ended June 30, 2004, compared with net earnings of $941,325 for comparable 2003 period. The increase in 2004 was as a result of the gain on the sale of a portion of the Company's investment in Polyair. This gain was partially offset by the first quarter losses generated by Polyair as a result of the increase in material costs and the incremental costs required to support the larger Pool segment. Net earnings for the second quarter of 2004 was $484,726 as compared to $810,275 in the comparable 2003 period. The quarterly decrease was due to the reduced earnings resulting from the reduction in the Company's investment in Polyair.

Inflation
Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it not anticipated to materially impact on the Company's operations during its current fiscal year.


Fiscal Year ended December 31, 2003

General

The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars from each of the three years ended December 31, 2003, 2002 and 2001:

                          2003          2002          2001

Sales                   $254,512      $240,934      $225,858
Gross profit              62,698        61,765        53,371
Expenses                  51,851        49,429        47,149
Earnings for the year      2,869         2,853         1,245

Sales
Sales for the fiscal year ended December 31, 2003 increased to $254.5 million, compared with $240.9 million for the fiscal year ended December 31, 2002 and $225.9 million for the fiscal year ended December 31, 2001. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. Polyair's sales for fiscal 2002 were $187.6 million, an increase of approximately 9.2% over 2001. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003, $53.2 million for 2002 and $54.0 million for 2001. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.

Gross Margins
Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003, compared with 25.6% for the year ended December 31, 2002 and 23.6% for the year ended December 31, 2001. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines. The improved gross margin for 2002 versus 2001 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses
Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1%, compared to 15.4% for the fiscal year ended December 31, 2002 and 15.5% for the fiscal year ended December 31, 2001. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.

Other Expenses
During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million, compared with $12.4 million and $12.1 million during the fiscal years ended December 31, 2002 and 2001 respectively. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002. The net increase in 2002 over 2001 was caused by an increase in amortization resulting from property, plant and equipment acquisitions and a reduction in interest expenses due to lower average borrowings and lower interest rates.


Income Tax Provision

The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003, 39.0% for the fiscal year 2002 and 42.4% for 2001. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 41.8% for fiscal 2002 and 44.9% for fiscal 2001.

Net Earnings
The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation
Inflation did not have a material impact on the results of the Company's operations in its last fiscal period.



RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. The debenture proceeds were to be used for working capital to fund purchase orders. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at June 30, 2004. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company had previously conveyed two officers and an officer of a subsidiary (the "Optionees") options to purchase up to seven and three-quarter percent (7 3/4%) of the Company's common share holdings in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five and one quarter percent (5 1/4%) of the Company's common share holdings in Polyair in return for the aggregate payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.









SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at June 30, 2004:

                                                                                                  Authorized             Issued
----------------------------------------------------------------------------------------------------------------------------------
Class A Preference shares                                                                        Unlimited                315,544
           $0.04 non-cumulative, non-voting, non-participating, redeemable
Preference shares, issuable in series                                                            Unlimited                    Nil
Common shares                                                                                    Unlimited              5,075,360

Share Options
Options issued and outstanding under share options plan                                                                   332,500

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement                                                      159,523
(Each warrant entitles the holder to purchase 1.75 Common shares at $3.00 per share)
Warrants expire on September 7, 2006

Convertible Debenture
The debenture holder has the right to convert the debenture into Common shares at the price of $3.00 per share until September 8, 2006
Number of Common shares to be issued upon conversion                                                                      183,334


RISK AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 80% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation was $1.32 in 2004 and $1.52 in 2003. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, Polyair and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations. Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. During fiscal 2003, Polyair purchased the pool product assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. Included in these assets was a property in Toronto, Ontario with an environmental ground water deficiency that is not a health hazard requiring remedial action. Polyair's management has reserved for the costs to remediate the property. Effective April 28, 2004, Polyair entered into a put/call agreement, relating to the sale of the property with a related party, whereby the purchaser may require Polyair to sell the property to the purchaser or Polyair may require the purchaser to buy the property for a purchase price of Cdn.$2.595 million, and Polyair will enter into a ten-year lease back transaction with the purchaser. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Consistent with other business, Polyair and Distinctive face a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of their customer base, Polyair and Distinctive are not exposed in a material manner to credit risk from any one customer. Polyair and Distinctive attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

Polyair and Distinctive use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

These economic and industry factors affecting the Company's performance have remained unchanged since the Company's most recent fiscal year end.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Allowance for Doubtful Accounts - Polyair and Distinctive maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
During fiscal 2003, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31,
2003).


ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

                                 Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED



I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCorporated for the period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED: August 13, 2004.

/s/FRED A. LITWIN
-------------------------
Fred A. Litwin
Chief Executive Officer
Consolidated Mercantile Incorporated

                                 Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCorporated



I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCorporated for the period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED: August 13, 2004.




/s/STAN ABRAMOWITZ
---------------------
Stan Abramowitz
Chief Financial Officer
Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: August 18, 2004                   By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary